Exhibit 99.1

Ferrari Announces Settlement of Issue of Notes

Maranello (Italy), 16 March 2016 - Ferrari N.V. (NYSE/MTA: RACE) today announces the settlement of its inaugural issue of €500 million principal amount of 7-year fixed-rate notes with a coupon of 1.50% due 2023 (the “Notes”). The Notes have been admitted to the Official List of the Irish Stock Exchange and to trading on the regulated market of the Irish Stock Exchange.

The prospectus relating to the Notes dated 14 March 2016, which has been approved by the Central Bank of Ireland, has been published on the website of Ferrari N.V..

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com